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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 7)*

                       CVB Financial Corp.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           126600 10 5
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement /__/. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126600 10 5                        Page 2 of 10 Pages

                          SCHEDULE 13G


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

               Charles M. Magistro
               ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF     (a) /_/
          A GROUP                                      (b) /_/

          NOT A MEMBER OF A GROUP

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

               5    SOLE VOTING POWER
NUMBER OF           99,474
SHARES
BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            410,472
EACH
REPORTING      7    SOLE DISPOSITIVE POWER
PERSON              99,474
WITH
               8    SHARED DISPOSITIVE POWER
                    410,472

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON

               540,196<F1>
[FN]
          <F1> Includes 30,250 shares which Mr. Magistro has a
               right to acquire beneficial ownership of within 60 days after 12/31/94.

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                          /_/

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.3%

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                            Page 3 of 10 Pages


12   TYPE OF REPORTING PERSON*

               IN

               *SEE INSTRUCTIONS BEFORE FILLING OUT!



ITEM 1.

               (a)  Name of Issuer:

                         CVB Financial Corp.

               (b)  Address of Issuer's Principal
                    Executive Offices:

                    Amendment No. 1 dated February 9, 1982
                         12808 Central Avenue
                         Chino, California 91710

                    Amendment No. 4 dated February 4, 1988
                         701 N. Haven Ave., Suite 350
                         Ontario, CA 91764

ITEM 2(A)      NAME OF PERSON FILING:

                         Charles M. Magistro

ITEM 2(B)      ADDRESS OF PRINCIPAL BUSINESS
                    OFFICE OR, IF NONE, RESIDENCE:

                    Amendment No. 1 dated February 9, 1982
                         12808 Central Avenue
                         Chino, California 91710

                    Amendment No. 4 dated February 4, 1988
                         701 N. Haven Ave., Suite 350
                         Ontario, CA 91764

                    Amendment No. 6 dated February 10, 1992
                         135 Camellia Court
                         Upland, CA 91786

                                            Page 4 of 10 Pages


ITEM 2(C)      CITIZENSHIP:

                         U.S.A.

ITEM 2(D)      TITLE OF CLASS OF SECURITIES:

                         Common Stock

ITEM 2(E)      CUSIP NUMBER:

                         126600 10 5

ITEM 3.             IF STATEMENT IS FILED PURSUANT TO RULE
                    13d-1(b), OR 13d-2(b):

                         Not applicable.

ITEM 4.             OWNERSHIP:

                    Amendment No. 1 dated February 9, 1982

                    (a)  Amount beneficially owned:    65,627<F1>
                         Percent of class:               7.4%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote            0

                         (ii) Shared power to vote or
                              to direct the vote       47,224

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                       18,403
[FN]
          <F1> Did not include 2,812 shares held by Mr.
               Magistro's children, as to which Mr. Magistro disclaimed beneficial ownership.

                                            Page 5 of 10 Pages


                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       47,224


                    Amendment No. 2 dated February 1, 1983

                    (a)  Amount beneficially owned:    66,228<F1>
                         Percent of class:               7.5%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote       18,603

                         (ii) Shared power to vote or
                              to direct the vote       47,625

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                       18,603

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       47,625
[FN]
          <F1> Did not include 2,612 shares held by Mr.
               Magistro's children, as to which Mr. Magistro disclaimed beneficial ownership.


                    Amendment No. 3 dated February 10, 1987

                    (a)  Amount beneficially owned:    93,558
                         Percent of class:              7.69%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote       28,075

                                            Page 6 of 10 Pages


                         (ii) Shared power to vote or
                              to direct the vote        65,810

                         (iii)     Sole power to dispose of
                              or direct the disposition
                              of                        28,075

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                        65,810

                    Amendment No. 4 dated February 4, 1988

                    (a)  Amount beneficially owned:    113,821
                         Percent of class:                7.5%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote     36,968<F1>

                         (ii) Shared power to vote or
                              to direct the vote        76,853

                         (iii)     Sole power to dispose of
                              or direct the disposition
                              of                        36,968

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                        76,853
[FN]
          <F1> Included in sole voting and dispositive power were
               1,875 stock option shares which Mr. Magistro had a right to acquire within 60 days after 12/31/87.


                    Amendment No. 5 dated April 19, 1989

                    (a)  Amount beneficially owned:       173,543
                         Percent of class:                  7.47%

                                            Page 7 of 10 Pages


                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote       58,264<F1>

                         (ii) Shared power to vote or
                              to direct the vote       115,279

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                        58,264

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       115,279
[FN]
          <F1> Included 5,625 shares of vested portion of stock
               options not exercised.







          [THIS SECTION INTENTIONALLY LEFT BLANK.]

                                            Page 8 of 10 Pages


                    Amendment No. 6 dated February 10, 1992

                    (a)  Amount beneficially owned:    426,446
                         Percent of class:               7.26%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote
                              94,822<F1><F2><F3>

                         (ii) Shared power to vote or
                              to direct the vote      331,624<F4>

                         (iii)     Sole power to dispose of
                              or direct the disposition
                              of
                                                       94,822<F1>
                                                       <F2><F3>

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                      331,624<F4>
[FN]
          <F1> Included 5,000 options which Mr. Magistro had the
               right to acquire within 60 days after January 15, 1992 by the exercise of stock options vested pursuant to the Company's 1991 Stock Option Plan, respectively.

          <F2> Included 38,028 shares held by the Charles M.
               Magistro PT Profit Sharing Plan TR 1-1-90 of which
               Mr. Magistro was the trustee and beneficiary.

          <F3> Included 51,794 shares in the Charles M. Magistro
               Keogh Account held in street name.

          <F4> Represented shares held by Charles M. Magistro and
               Mary Noel Magistro as Trustees of the Charles M.
               Magistro and Mary Noel Magistro Revocable Trust dated September 5, 1991.

                                            Page 9 of 10 Pages


                    Amendment No. 7 dated February 13, 1995

                    (a)  Amount beneficially owned:   540,196<F1>
                         Percent of class:               7.3%

                    (b)  Number of shares as to which
                         such person has:

                         (i)  Sole power to vote or
                              to direct the vote        99,474

                         (ii) Shared power to vote or
                              to direct the vote       410,472

                         (iii) Sole power to dispose of
                              or direct the disposition
                              of                        99,474

                         (iv) Shared power to dispose
                              of or direct disposition
                              of                       410,472
[FN]
          <F1> Includes 30,250 shares which Mr. Magistro has a
               right to acquire beneficial ownership of within 60 days after 12/31/94.


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:

                    Not applicable.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
               ANOTHER PERSON:

                    Not applicable.

ITEM 7.        IDENTIFICATION OF CLASSIFICATION OF THE SUBSIDIARY
               WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY
               THE PARENT HOLDINGS COMPANY:

                    Not applicable.

                                            Page 10 of 10 Pages


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP:

                    Not applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

                    Not applicable.

ITEM 10.       CERTIFICATION:

                    Not applicable.

                                     SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        February 13, 1995
                                        DATE



                                   By:  Charles M. Magistro
                                        Charles M. Magistro
                                        Director